Exhibit 99.1

Bitdeer Reported Unaudited Financial Results for the Third Quarter of 2024

SINGAPORE, November 18, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today released its unaudited financial and operational results for the third quarter ended September 30, 2024.

Q3 2024 Financial Highlights

•	Total revenue was US$62.0 million, compared to US$87.3 million in Q3 2023.
•	Cost of revenue was US$59.2 million, compared to US$66.2 million in Q3 2023.
•	Gross profit was US$2.8 million, compared to US$21.1 million in Q3 2023.
•	Net loss was US$50.1 million, compared to US$1.8 million in Q3 2023.
•	Adjusted EBITDA[1] was negative US$8.5 million, compared to US$28.0 million in Q3 2023.
•	Cash and cash equivalents were US$291.3 million as of September 30, 2024.

Management Commentary

“This quarter marked a foundational period for Bitdeer, focused on the advancements of our key technological and strategic initiatives,” stated Matt Kong, Chief Business Officer at Bitdeer. “In our ASICs business, we made substantial progress in the commercialization of our SEALMINER mining rigs that will help diversify our revenue streams and accelerate the growth of our self-mining operations. For SEALMINER A1, the first sample batch was successfully energized and production of 3.7 EH/s is expected to be completed and installed into our datacenters in Texas and Norway in phases from December through Q1 2025 for the time being. Furthermore, in October, we successfully launched our second generation SEALMINER A2 mining machine series equipped with our SEAL02 chip. The A2 series includes both an air-cooling and a hydro-cooling model and boasts a hashrate of 226 TH/s and 446 TH/s, with a power efficiency ratio of 16.5 J/TH. Further, in October, we commenced mass production of our SEALMINER A2 series and the first production run is expected to deliver 18 EH/s, which will be used for self-mining and selling to external customers. Notably, SEALMINER A2 will be a significant milestone as we enter this multi-billion dollar market. We are already engaged in discussion with a number of potential customers, and early demand is promising, indicating strong interest in our cutting-edge technology and the industry’s desire for supply chain diversification.”

Mr. Kong continued, “In our Cloud HPC and AI business, our NVIDIA DGX SuperPOD system at our datacenter in Singapore successfully achieved approximately 98% utilization in September, and we expanded a pilot program in Canada. Additionally, we’re actively exploring ways to leverage our substantial 2.5 GW power capacity across three continents to meet the growing demand from HPC and AI datacenters. TLM Group successfully completed their feasibility assessment of our U.S. sites and confirmed the suitability of several of them for Tier 3 HPC and AI datacenters. These sites have abundant power available in a short time frame, low-latency fiber and plentiful water resources. We have commenced discussions with potential partners and end users for these sites and are actively collaborating with leading data center developers and advisors to secure long-term partnerships and strategic opportunities that can position Bitdeer to play a pivotal role in the rapidly evolving HPC and AI ecosystem. Finally, our global infrastructure expansion continues to progress, with projects in Norway, Ohio, and Texas, and Bhutan set to bring online over an estimated 1.1 GW of new power capacity in the coming year.”

Mr. Kong added, “Regarding our third quarter financial results, the year-over-year decrease in revenue and adjusted EBITDA was primarily due to the impact of the 2024 halving, increased global hash rate, decreased hosting revenue, and increased R&D costs related to the one-time development expenses of the SEAL02 chip. The decrease in hosting revenue was mainly caused by two factors. First, the conversion of 100 MW of hosting capacity at our Texas facility to hydro-cooling, which is expected to be fully renovated and equipped with SEALMINER hydro-cooled mining rigs for our self-mining by the first quarter of 2025. Second, after the halving in April 2024, some customers stopped hosting their less efficient miners. This freed up capacity is currently being replenished by the new hosting mining rigs. These negative impacts were partially offset by slightly higher average self-mining hash rates and higher Bitcoin prices in the quarter. We ended the quarter in a strong financial position with $291.3 million in cash and cash equivalents. In summary, we are on the verge of achieving many exciting milestones, and we remain committed on continuing to execute the SEALMINER roadmap, expanding our self-mining hash rate, and leveraging our industry-leading global 2.5 GW power portfolio.”

Operational Summary

	Three Months Ended Sep 30,
Metrics	2024	2023
Total hash rate under management (EH/s)	17.1	21.2
- Proprietary hash rate	8.6	8.7
- Self-mining	8.1	7.2
- Cloud Hash Rate	0.5	1.5
- Hosting	8.5	12.5
Mining machines under management	165,000	221,000
- Self-owned	87,000	92,000
- Hosted	78,000	129,000
Bitcoin mined (self-mining only)	511	1,085
Total power usage (MWh)	828,000	1,209,000
Average cost of electricity ($/MWh)	41	32
Average miner efficiency (J/TH)	31.4	32.4

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[2]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[3]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Q4 2024
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-Late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

Financial MD&A
All variances are current quarter compared to the same quarter last year. All figures in this section are rounded.

US $ in millions	Three Months Ended
	Sep 30, 2024	Jun 30, 2024	Sep 30, 2023
Total revenue	62.0	99.2	87.3
Cost of revenue	(59.2)	(74.8)	(66.2)
Gross profit	2.8	24.4	21.1
Net loss	(50.1)	(17.7)	(1.8)
Adjusted EBITDA	(8.5)	24.9	28.0
Cash and cash equivalents	291.3	203.9	134.5

US $ in millions	Three Months Ended Sep 30, 2024
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	31.5	7.1	9.6	9.9
Cost of revenue
- Electricity cost in operating mining machines	(21.7)	(0.0)	(7.1)	(5.3)
- Depreciation and SBC expenses	(9.9)	(2.2)	(1.8)	(1.9)
- Other cash costs	(3.1)	(0.7)	(0.9)	(1.0)
Total cost of revenue	(34.7)	(2.9)	(9.8)	(8.2)
Gross profit / (loss)	(3.2)	4.2	(0.2)	1.7

US $ in millions	Three Months Ended Sep 30, 2023
Business lines	Self-Mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	30.1	15.6	22.2	16.0
Cost of revenue
- Electricity cost in operating mining machines	(15.2)	(3.5)	(9.6)	(9.3)
- Depreciation and SBC expenses	(9.0)	(4.7)	(3.1)	(2.2)
- Other cash costs	(2.3)	(1.3)	(1.8)	(1.3)
Total cost of revenue	(26.5)	(9.5)	(14.5)	(12.8)
Gross profit	3.6	6.1	7.7	3.2

Revenue
•	Total revenue was US$62.0 million vs. US$87.3 million.
•
Self-mining revenue was US$31.5 million vs. US$30.1 million, primarily due to the increase in the average self-mining hashrate for the quarter by 27.9% to 7.8 EH/s from 6.1 EH/s last year and higher year-over-year Bitcoin prices, offset by effect of the April 2024 halving and higher global network hashrate.

•
Cloud Hash Rate revenue was US$7.1 million vs. US$15.6 million. The decline was primarily due to expiration of long-term Cloud Hashrate contracts and subsequent reallocation of machines to Self-mining, and the decrease in electricity subscription due to lower margins for customers caused by the April 2024 Halving.

•
General Hosting revenue was US$9.6 million vs. US$22.2 million. The decline was primarily due to the conversion of 100 MW of hosting capacity to hydro-cooling capacity for self-mining and certain hosting customers removing older and less efficient rigs following the April 2024 Halving as a result of reduced mining economics.

•
Membership Hosting revenue was US$9.9 million vs. US$16.0 million, down year-over-year. Similar to general hosting, the decline was primarily driven by customers reducing the operation for these older and less efficient rigs following the April 2024 Halving as a result of reduced mining economics.

Cost of Revenue
•
Cost of revenue was US$59.2 million vs US$66.2 million. The decrease was primarily driven by lower mining rigs depreciation from becoming fully depreciated and the decrease of power usage along with the reduced hosted mining rigs.

Gross Profit and Margin
•	Gross profit was US$2.8 million vs. US$21.1 million.
•	Gross margin was 4.5% vs. 24.2%.

Operating Expenses
•	The sum of the operating expenses below was US$42.9 million vs. US$27.3 million.
•	Selling expenses were US$2.2 million vs. US$1.9 million, primarily due to increased marketing expenses.
•
General and administrative expenses were US$15.8 million vs. US$16.8 million, primarily due to decreases in share-based compensation, partially offset by an increase in staff costs to general and administrative personnel.

•
Research and development expenses were US$24.8 million vs. US$8.5 million, primarily due to a US$13.4 million one-off incremental development expense related to the SEAL02 chip, higher R&D compensation costs and amortization expenses of intangible assets relating to the acquisition of FreeChain.

Other Net Loss
•
In Q3 2024, we recorded US$14.7 million other net loss primarily due to the non-cash expense of fair value change of derivative liabilities, which are the US$28.8 million of loss on fair value change for the convertible note issued, partially offset by the US$14.3 million of gain on fair value change for Tether warrants.

Net Loss
•	Net loss was US$50.1 million vs. US$1.8 million.

Adjusted Profit / (Loss) (Non-IFRS)4
•
Adjusted loss was US$26.2 million vs. adjusted profit of US$10.5 million. The change was primarily due to the year-over-year revenue decline, lower gross profit margins and higher operating expenses as described above.

Adjusted EBITDA (Non-IFRS)
•
Adjusted EBITDA was negative US$8.5 million vs. US$28.0 million. The decrease was primarily due to the year-over-year revenue decline, lower gross profit margins and higher operating expenses as described above.

Cash Flows
•	Net cash used for operating activities was US$90.7 million.
•	Net cash generated from investing activities was US$10.2 million including the proceeds from disposal of cryptocurrencies of US$39.9 million received from the principal businesses.
•	Net cash generated from financing activities was US$168.1 million, primarily driven by the proceeds from our convertible note issuance in August.

Capital Expenditures
•
Capital expenditures for PPE, intangible assets and mining machines were US$30.1 million vs. US$13.8 million, primarily driven by the construction in Jigmeling, Tydal, and Hydro-cooling conversion in Texas.

Liquidity
•	As of September 30, 2024, the Company held US$291.3 million in cash and cash equivalents, US$39.7 million in cryptocurrencies and US$92.7 million in borrowing.

Further information regarding the Company’s third quarter 2024 financial and operations results can be found on the SEC’s website https://sec.gov and the Company’s Investor Relations website https://ir.bitdeer.com.

About Bitdeer Technologies Group
Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://ir.bitdeer.com/ or follow Bitdeer on X @BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements
Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward- looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward- looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

1 “Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2.
2 Indicative timing. All timing references are to calendar quarters and years.
3 Figures may not add due to rounding.
4“Adjusted profit/(loss)” is defined as profit/(loss) adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of Sep 30,	As of Dec 31,
(US $ in thousands)	2024	2023

ASSETS
Cash and cash equivalents	291,314	144,729
Cryptocurrencies	39,700	15,371
Trade receivables	8,800	17,277
Amounts due from a related party	15,868	187
Prepayments and other assets	68,791	97,087
Inventories	68,633	346
Financial assets at fair value through profit or loss	41,566	37,775
Restricted cash	9,144	9,538
Mining machines	52,062	63,477
Right-of-use assets	65,797	58,626
Property, plant and equipment	221,233	154,860
Investment properties	33,009	34,346
Intangible assets[1]	89,401	4,777
Goodwill[1]	35,818	-
Deferred tax assets	5,297	991
TOTAL ASSETS	1,046,433	639,387

LIABILITIES
Trade payables	36,881	32,484
Other payables and accruals	34,798	32,151
Amounts due to a related party	6,202	33
Income tax payables	3,050	3,367
Derivative liabilities	144,378	-
Deferred revenue	111,382	144,337
Borrowings	92,693	22,618
Lease liabilities	78,728	70,211
Deferred tax liabilities	17,575	1,620
TOTAL LIABILITIES	525,687	306,821

NET ASSETS	520,746	332,566

EQUITY
Share capital	*	*
Treasury shares	(926)	(2,604)
Accumulated deficit	(117,087)	(49,853)
Reserves	638,759	385,023
TOTAL EQUITY	520,746	332,566

* Amount less than US$1,000
[1] Considering the acquisition of FreeChain Inc. has occurred on September 13, 2024, these are preliminary disclosures as the effects of the purchase price allocation accounting is in progress and in the measurement period, as described in IFRS 3.

BITDEER GROUP UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended Sep 30,		Nine months ended Sep 30,
(US $ in thousands)	2024	2023	2024	2023

Revenue[2]	62,029	87,303	280,764	253,706
Cost of revenue	(59,264)	(66,187)	(219,463)	(202,941)
Gross profit	2,765	21,116	61,301	50,765
Selling expenses	(2,229)	(1,926)	(6,092)	(6,241)
General and administrative expenses	(15,828)	(16,849)	(46,649)	(49,320)
Research and development expenses	(24,836)	(8,501)	(54,048)	(21,228)
Listing fee	-	-	-	(33,151)
Other operating income	1,220	818	4,397	718
Other net gain / (loss)	(14,681)	862	(27,701)	2,470
Loss from operations	(53,589)	(4,480)	(68,792)	(55,987)
Finance income / (expenses)	(231)	1,224	(124)	97
Loss before taxation	(53,820)	(3,256)	(68,916)	(55,890)
Income tax benefit	3,723	1,458	1,682	4,265
Loss for the periods	(50,097)	(1,798)	(67,234)	(51,625)
Other comprehensive loss
Loss for the periods	(50,097)	(1,798)	(67,234)	(51,625)
Other comprehensive income / (loss) for the periods
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	(30)	8	16	17
Other comprehensive income / (loss) for the periods, net of tax	(30)	8	16	17
Total comprehensive loss for the periods	(50,127)	(1,790)	(67,218)	(51,608)

Loss per share (Basic and diluted)	(0.35)	(0.02)	(0.52)	(0.47)

Weighted average number of shares outstanding (thousands) (Basic and diluted)	143,769	111,284	128,437	110,303

[2] Included nil and approximately US$17.2 million generated from hosting service provided to a related party for the three months and nine months ended September 30, 2024.

BITDEER GROUP UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended Sep 30,		Nine months ended Sep 30,
(US $ in thousands)	2024	2023	2024	2023

Cash flows from operating activities
Cash used in operating activities	(90,164)	(48,303)	(291,538)	(206,905)
Interest paid on leases	(895)	(647)	(2,571)	(1,946)
Interest paid on borrowings	(806)	(34)	(1,736)	(1,241)
Interest received	1,927	1,465	5,462	5,539
Income tax paid	(782)	(58)	(6,632)	(153)
Net cash used in operating activities	(90,720)	(47,577)	(297,015)	(204,706)

Cash flows from investing activities
Purchase of property, plant and equipment, investment properties and intangible assets	(29,922)	(13,371)	(76,870)	(37,980)
Purchase of mining machines	(227)	(424)	(1,965)	(62,934)
Purchase of financial assets at fair value through profit or loss, net of refund received	173	(3,000)	(2,351)	(4,400)
Proceeds from disposal of financial assets at fair value through profit or loss	-	-	-	31,111
Lending to a third party	-	-	-	(62)
Proceeds from disposal of property, plant and equipment	-	-	244	29
Proceeds from disposal of cryptocurrencies	39,929	76,805	209,653	202,045
Cash paid for business acquisitions, net of cash acquired	226	-	(6,051)	-
Net cash generated from investing activities	10,179	60,010	122,660	127,809

Cash flows from financing activities
Capital element of lease rentals paid	(562)	(1,376)	(3,136)	(4,008)
Net payment related to Business Combination	-	(11)	-	(7,662)
Repayments of borrowings	(5,000)	(7,000)	(5,000)	(7,000)
Proceeds from issuance of shares for exercise of share rewards	154	-	758	-
Proceeds from issuance of ordinary shares and warrants, net of transaction costs	7,795	-	163,190	-
Acquisition of treasury shares	(617)	(109)	(617)	(109)
Proceeds from convertible senior notes, net of transaction costs	166,297	-	166,297	-
Net cash generated from / (used in) financing activities	168,067	(8,496)	321,492	(18,779)

Net increase / (decrease) in cash and cash equivalents	87,526	3,937	147,137	(95,676)
Cash and cash equivalents at the beginning of the period	203,882	130,203	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	(94)	372	(552)	(1,174)
Cash and cash equivalents at the end of the period	291,314	134,512	291,314	134,512

Use of Non-IFRS Financial Measures
In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2.

The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS. The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit / (loss), for the three and nine months ended September 30, 2024 and 2023.

BITDEER GROUP NON-IFRS ADJUSTED EBITDA AND ADJUSTED PROFIT / (LOSS) RECONCILIATION

	Three months ended Sep 30,		Nine months ended Sep 30,
(US $ in thousands)	2024	2023	2024	2023

Adjusted EBITDA
Loss for the periods	(50,097)	(1,798)	(67,234)	(51,625)
Add：
Depreciation and amortization	19,489	19,664	55,980	55,887
Income tax benefit	(3,723)	(1,458)	(1,682)	(4,265)
Interest income / (expenses), net	1,938	(734)	1,321	(2,119)
Listing fee	-	-	-	33,151
Change in fair value of derivative liabilities	14,436	-	28,666	-
Share-based payment expenses	9,414	12,319	25,310	34,166
Total of Adjusted EBITDA	(8,543)	27,993	42,361	65,195

Adjusted Profit / (loss)
Loss for the periods	(50,097)	(1,798)	(67,234)	(51,625)
Add：
Listing fee	-	-	-	33,151
Change in fair value of derivative liabilities	14,436	-	28,666	-
Share-based payment expenses	9,414	12,319	25,310	34,166
Total of Adjusted Profit / (loss)	(26,247)	10,521	(13,258)	15,692

For investor and media inquiries, please contact:

Investor Relations
Yujia Zhai
Orange Group
bitdeerIR@orangegroupadvisors.com

Public Relations
Nishant Sharma
BlocksBridge Consulting
bitdeer@blocksbridge.com